IAN R. DAVIS
201 N Main St
Taylor, TX 76574
(512) 466-6939
ian@texasbeerco.com

EXPERIENCE

Texas Beer Company   **2015 - Current**
Co-Founder & CEO   *Taylor, TX*

- ★ Wrote business plan and budget
- ★ Raised $1.2M in Series A funding
- ★ Helped brew beer
- ★ Arranged meetings with distributors
- ★ Secured $400K economic incentive deal with City of Taylor and EDC
- ★ Led online and guerilla marketing efforts

Council Member Chris Riley   **2014**
Executive Assistant   *Austin, TX*

- ★ Serve as public point of contact and provide prompt customer service to constituents.
- ★ Coordinate staff schedules, communications and meetings.
- ★ Conduct office administrative duties including email, phone, contact management, filing and note-taking.
- ★ Manage fee waiver budget and conduct Public Information Request searches.
- ★ Collect background materials for meetings and prepare briefings and power point presentations.
- ★ Write press releases, organize press conferences and contact reporters for various policy initiatives.
- ★ Coordinate with non-profits and community groups to organize special events and stakeholder meetings.
- ★ Represent the Council Member at City, community and political events and speak on his behalf.
- ★ Work with legal and city departmental staff to develop resolutions and proclamations.
- ★ Successfully passed major environmental, transportation and downtown policy proposals.

Enroll America   **2013 - 2014**
Statewide Organizing Director   *Austin, TX*

- ★ Hired and managed a statewide field staff of 25 people and managed a budget of over $900,000.
- ★ Developed strategic plans for each regional field manager to manager their team of field organizers.
- ★ Organized an 8-city statewide town hall tour and engaged community partners to support enrollment events.
- ★ Utilized City of Austin contacts to organize enrollment events featuring Mayor Leffingwell and Council Members Riley, Martinez, Morrison and Cole at various City buildings.
- ★ Despite initial federal web site challenges, our field team still managed to hit our enrollment goals with a strong push before the deadline. Total Texas enrollment in the federal health insurance marketplace more than doubled in the month leading up to the deadline, finishing with 733,757 Texas enrollees.

League of Conservation Voters   **2013**
Director of Keep Texas Parks Open   *Austin, TX*

- ★ Generated over 20 earned media stories and authored an op-ed column that was placed in over 10 newspapers.
- ★ Organized a 7-city statewide town hall tour with over 400 attendees.
- ★ Engaged business partners and community allies to support our awareness campaign.
- ★ Coordinated social media outreach and recruited 8,000 Facebook fans.
- ★ After initially proposing seven state park closures, the Senate Finance Committee restored funding, therefore keeping all parks open.

Love Austin
Field Director

2012

Austin, TX

★ Organized campaign kickoff and early vote press conferences.
★ Earned endorsements from over 30 community groups and spoke at dozens of community forums.
★ Coordinated social media outreach, recruited 4,000 fans and sent email newsletter to over 7,000 supporters.
★ Organized canvassing program that knocked on 35,000 doors.
★ Recruited volunteers to conduct outreach at farmers markets, festivals and polling locations.
★ Won 6 out of 7 city bond elections for transit, open space, parks, public safety, health and human services, libraries and cultural arts.

Sierra Club
Senior Field Manager

2009 - 2012

Austin, TX

★ Managed a team of fifteen field organizers ranging from Texas to North Dakota to Indiana.
★ Implemented the Obama volunteer team model to scale up our grassroots network.
★ Coordinated the Texans Against Tar Sands Campaign and built a broad coalition including tea party activists, faith leaders and environmentalists.
★ Managed the 2010 youth civic engagement program that registered over 10,000 new voters and organized the single biggest single-day voter registration drive in the country.
★ Worked with our statewide PAC to raise money and endorse environmental candidates.
★ Persuaded Austin City Council to unanimously commit to a coal free Austin.

Bill Spelman for Austin City Council
Campaign Manager

2009

Austin, TX

★ Coordinated fundraising, political endorsements, media and online outreach and grassroots organizing.
★ Organized town halls on issues including the economy, budget, public participation, government transparency, affordable housing and environmental sustainability.
★ First council candidate in 50 years to win an at-large open seat without drawing a challenger.

Travis County Democratic Party
Campaign Manager, Coordinated Campaign

2008

Austin, TX

★ Directed strategy and managed all aspects of the 2008 Coordinated Campaign, including over 30 staff, hundreds of volunteers and a $400,000 budget.
★ Won all four top-priority targeted races – and picked up three new seats – for a sweep in Travis County.
★ Helped to raise largest budget in TCCC history and more online money through ActBlue than any other county party in the country.
★ Conducted biggest voter registration drive in Travis County history – over 30,000 new voters.
★ Increased turnout in targeted districts, with a strong emphasis on minority outreach.
★ Out-performed every other major metro area in Texas in both Democratic and overall turnout.
★ Built coordinated campaign office that housed both Obama for America, the local party and all local candidates.
★ Helped facilitate OFA phone banks and buses to battleground states.

Texas Freedom Network
Outreach Coordinator

2005 - 2008

Austin, TX

★ Organized logistics and turnout for all events including: Statewide Speaker Series, issue town halls, lobby days, fundraisers and TFN Annual Gala.
★ Started TFN Student Chapter, Legislative Academy and internship program.
★ Spearheaded coalition activities with other progressive non-profits including: holiday parties, end-of-session parties, issue forums and other coordinated c3, c4 and PAC activities.
★ Launched postcard campaigns resulting in the collection and retention of thousands of new supporters.
★ Successful volunteer recruitment and retention for activities and events.

Additional Campaigns   **2000-2005**

Staff

- ★ Grassroots Texas, Statewide Field Director, 2005
- ★ Oregon Sierra Club, Regional Field Director, 2004
- ★ Jason Earle for State Representative, Campaign Manager, 2004
- ★ Howard Dean for President, Iowa Press Assistant, 2003 - 2004
- ★ Tony Sanchez for Texas Governor, Regional Field Director, Central Texas, 2002
- ★ Stanford Research, Opposition Research Analyst, 2002
- ★ Public Strategies, Media Monitor, 2000 - 2001

VOLUNTEER LEADERSHIP

Texans for Obama   **2006-2008**

Founder, Lead Organizer   *Austin, Texas*

- ★ Organized rallies in Austin that saw 20,000 people in attendance in Feb. 2007 and 30,000 in Feb. 2008.
- ★ Developed volunteer network across TX.
- ★ Raised funding for the first ever UT Campus and East Austin offices for a presidential campaign.
- ★ Managed blog, organized grassroots events, monthly meetups, debate watch parties, primary election watch parties, service days and blockwalks, served as conduit between volunteers and official Obama staff.
- ★ Profiled in the Wall Street Journal , Austin American-Statesman and on NBC Nightly News with Tom Brokaw
- ★ Won the Austin Chronicle award for "Best Grassroots Organization".
- ★ Invited to White House in May 2009 for volunteer appreciation event.

Hook the Vote   **1999-2000**

Founder, Lead Organizer   *UT-Austin*

- ★ Organized the biggest UT student voter registration drive in 20 years.
- ★ Raised funding from alumni and community groups.
- ★ Spearheaded a diverse coalition of non-partisan student groups to work together and leverage resources.

EDUCATION & RECOGNITION

University of Texas at Austin   **1996-2000**
- ★ Major: Government
- ★ Minor: Business

Honors
- ★ Friar Society, UT's Oldest & Most Prestigious Honor Society - 1999
- ★ Representative of the Year, UT Student Government - 2000
- ★ Texan of the Year, University Democrats - 2009